Direct Phone Number +1 202-654-4563 arie.heijkoop@haynesboone.com

May 11, 2023

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Alternative Solutions Trust
Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A
File Nos. 333-191940; 811-22906

Ladies and Gentlemen:

This letter sets forth responses to additional oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on May 10, 2023, pertaining to the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Alternative Solutions Trust (“Registrant”), as originally filed with the SEC on December 12, 2022. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the effectiveness of our previous filing on May 12, 2023. The responses below supplement the responses filed with the SEC on May 8, 2023, and the numbers reference the numbers of the May 8 comments and responses.

1.	Comment: Please revise the response to state that no sales of shares will be made off this registration until the Reorganizations are completed, before explaining the seed capital investment.

Response: The Registrant represents that no shares will be sold under this registration until the Reorganizations are completed. Please note that the Funds will issue shares for seed capital, which are not sold under this registration and will be redeemed prior to the time of the Reorganizations.

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12.	Comment: Pleaseadd the concept of volatility to the explanation of “standard deviation.”

Response: Disclosure has been updated to add the following explanation:

“The standard deviation is a measure of how disbursed the data are in relation to the average data point. For a particular time period, the standard deviation of the fund’s returns is, therefore, a measure of how dispersed daily fund returns are relative to the average daily fund return during this period. A low standard deviation means that daily returns are clustered around the average daily return. On the other hand, a high standard deviation means that daily returns are more spread out. Some investors use standard deviation as a measure of risk to compare the expected risk and volatility of various investment options. For example, a typical equity fund will have a higher standard deviation of returns than a typical money market fund, as equity funds generally experience higher volatility of returns as compared to a money market fund.”

13.	Comment: Global comment for both funds: Principal Investment Strategies, 4th paragraph on page 5:
1) disclose somewhere that the investment adviser for the Subsidiary complies with the 1940 Act provisions related to advisory contracts (Section 15) as if it were an investment adviser to a fund under Section 2(a)(20) of the 1940 Act. Confirm that the advisory agreement between the investment adviser and the Subsidiary is filed as an exhibit to the Registration Statement. Under Section 48(a) of the1940 Act, the Funds may not do indirectly what is not permitted to be done directly, so the Staff believes the Funds may not use a Subsidiary for commodity investing and not have it be subject to Section 15.

Response: In approving each parent fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the fund may consider the activities of the fund’s Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary and the lack of pass-through fees (as discussed below). However, the Funds’ Board of Trustees has not separately approved the Subsidiaries’ advisory contracts pursuant to Section 15 as the Subsidiaries are not registered investment companies under the 1940 Act and therefore are not subject to the requirements of Section 15 thereof. Nevertheless, we have added the following disclosure to page 96 of the Statement of Additional Information (addition is underlined): “The Board also approved having each Fund invest in its Subsidiary after being advised that each Subsidiary’s investment advisory and subadvisory agreement terms would be substantially identical to those of the applicable Fund. When the Board reviews the continuance of the Funds’ advisory and subadvisory agreements from year to year, it will also review the continuance of each Subsidiary’s advisory and subadvisory agreements.”

The Registrants respectfully note that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrants do not believe a Subsidiary’s investment advisory contracts, nor any other Subsidiary-level service provider contracts, fall within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the fact that the Funds’ investment advisory contracts state that the calculation of fees applicable thereunder will not include the assets on which fees are paid under the Subsidiaries’ investment advisory contracts. Nevertheless, the Registrant has included the Subsidiaries’ investment advisory contracts as exhibits to the Registrant’s registration statement.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 654-4563.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

Enclosures

cc: Jennifer Fromm, Esq.

4872-2283-4531

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